SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release describing Media 100 integration

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Danny Lustiger —————————————— Danny Lustiger Chief Financial Officer

Date: July 14, 2004

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

OPTIBASE ANNOUNCES INTEGRATION OF MEDIA 100

Amir Goren named general manager of Media 100 Unit

HERZLIYA, Israel and MARLBORO, MA, July 14, 2004 – Optibase Ltd. (NASDAQ: OBAS), a leader in digital video solutions, today announced that following the completion of the purchase of Media 100‘s assets, it has integrated Media 100‘s business activity into its corporate structure as an integral business unit. The new structure will allow the Media 100 unit to benefit from Optibase’s worldwide presence and sound financial position.

        Amir Goren, who until recently served as vice president marketing and business development at Optibase, has been appointed general manager of the Media 100 activity. Mr. Goren will be based at Optibase’s offices located in the former Media 100‘s facilities in Marlboro, Massachusetts and will be responsible for increasing the sales of the business unit by strengthening its product offerings, sales channels and customer relations. Mr. Goren joins Mike Savello, Giles Rae and Rick Keilty, former employees of Media 100, to form an experienced executive team.

        In looking to strengthen Media 100‘s business, the Company stated that it plans to invest considerable resources in R&D, sales and marketing, underscoring its belief that the addition of Media 100 products to its arsenal offers an opportunity to increase revenues.

        “Optibase is intent on regaining Media 100‘s position as a leading provider of best in class, professional editing and compositing solutions,” said Danny Lustiger, CFO and President of Optibase Inc. “To this end, while we plan to invest resources that might reduce our profitability in the short term, we believe that such expenditures will enable Optibase to emerge as a leading player in the post production and content creation markets. Media 100 established an excellent brand in these markets. Its commonalities with Optibase include its professional hardware and software that enjoy high credibility among industry leaders. We plan to leverage this credibility in order to reach a position of leadership.”

        He continued, “The technology that powers products like 844/X and Media 100 HD is a great asset to Optibase. 844/X is the industry’s only real time online, vertical editing system that enables content designers to channel their resources solely on creativity, while being assured of a top quality workflow. 844/X has already been installed in hundreds of production sites and the next release, which will be announced shortly, reaffirms our belief in the bright future of the product. The product targets professionals, from independents to large broadcasters and post-production facilities, as well as advanced corporate, educational, and institutional media departments. These are some of the markets that Optibase already targets for encoding and streaming applications and we believe that customers of both Media 100 and Optibase products will benefit from these product synergies.”

About Optibase
        Optibase, Ltd. (NASDAQ: OBAS) provides professional editing, compositing, encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Massachusetts, Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.